Filed pursuant to Rule 433

Free Writing Prospectus dated September 30, 2009

Registration Statement No. 333-162211

CINCINNATI BELL INC.

Pricing Term Sheet – September 30, 2009

$500,000,000 8.25% Senior Notes due 2017

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated September 30, 2009, filed as part of Registration Statement No. 333-162211

Issuer:	Cincinnati Bell Inc. (the “Company”)

Security:	8.25% Senior Notes due 2017

Aggregate Principal Amount Offered:	$500,000,000

Principal Amount per Note:	$2,000 minimum, $1,000 increments

Rating[1]:	Ba3/B+

Trade Date:	September 30, 2009

Settlement Date:	October 5, 2009 (T + 3)

Maturity:	October 15, 2017

Coupon Payment Dates:	April 15 and October 15 of each year, beginning April 15, 2010

Coupon Record Dates:	April 1 and October 1

Optional Redemption:	104.125% on or after October 15, 2013; 102.063% on or after October 15, 2014; 100.000% on or after October 15, 2015. Make whole call (T+50) prior to October 15, 2013.

Equity Clawback:	Up to 35% until October 15, 2012 at 108.250%

Coupon:	8.250%

[1]

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Price to Public:	98.562%

Yield to Maturity:	8.500%

Gross Spread (%):	2.00%

Gross Spread ($):	$10,000,000

Net Proceeds to the Company (before expenses) (%):	96.562%

Net Proceeds to the Company (before expenses) ($):	$482,810,000

CUSIP:	171871 AL0

ISIN:	US171871AL00

Joint-Lead and Joint Bookrunning Managers:	Morgan Stanley & Co. Incorporated Banc of America Securities LLC Barclays Capital Inc. Deutsche Bank Securities Inc. RBS Securities Inc.

Joint-Lead Managers:	Wells Fargo Securities, LLC PNC Capital Markets LLC

The Company has previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was automatically effective on September 30, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by contacting Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by e-mail at prospectus@morganstanley.com.